MOTOLOGIQ, INC. D/B/A MOTOBYO

December 31, 2022



MOTOLOGIQ, INC. D/B/A MOTOBYO

For the Years Ended December 31, 2022 and 2021

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Accountants' Review Report

To the Management of
Motologiq, Inc. d/b/a Motobyo
Horsham, Pennsylvania

We have reviewed the accompanying Financial Statements of Motologiq, Inc. d/b/a Motobyo, which comprise the Balance Sheets as of December 31, 2022 and 2021 and the related Statements of Operations, Changes in Stockholders' Equity and Cash Flows for the years then ended, and the related Notes to the Financial Statements. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Motologiq, Inc. d/b/a Motobyo and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BKC, CPAs, PC

BKC, CPAS, PC

March 30, 2023
Flemington, New Jersey

39 State Route 12, Ste 2, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

MOTOLOGIQ, INC D/B/A MOTOBYO
Balance Sheets
December 31,

ASSETS

	2022	2021
Current assets		
Cash and cash equivalents	$ 582,887	$ 30,330
Accounts receivable	1,250	-
Other receivable	50,000	-
Total current assets	634,137	30,330
Property and equipment, net of accumulated depreciation of $6,028 and $0, respectively	81,811	-
Other assets		
Intangible assets, net of accumulated amortization of $34,996 and $0, respectively	5,518,834	5,261,291
Right-of-use asset - Operating lease, net	33,028	-
Deferred income taxes	409,800	-
Total other assets	5,961,662	5,261,291
Total assets	$ 6,677,610	$ 5,291,621

LIABILITIES AND STOCKHOLDERS' EQUITY

	2022	2021
Current liabilities		
Accounts payable and accrued expenses	$ 112,374	$ -
Current portion of lease liability - Operating lease	33,028	-
Total current liabilities	145,402	-
Stockholders' equity		
Common stock, $.00001 par value	121	121
Preferred stock, $.00001 par value	64	-
Additional paid-in capital	8,090,815	5,590,879
Accumulated deficit	(1,558,792)	(299,379)
Total stockholders' equity	6,532,208	5,291,621
Total liabilities and stockholders' equity	$ 6,677,610	$ 5,291,621

See accompanying notes to the financial statements and independent accountants' review report.

MOTOLOGIQ, INC D/B/A MOTOBYO
Statements of Operations
For the Years Ended December 31,

	2022	2021
Net sales	$ 5,545	$ -
Cost of sales	7,662	-
Gross loss	(2,117)	-
Operating Expenses		
Advertising	404,405	29,500
Auto expenses	1,688	-
Bank fees	1,703	111
Computer expenses	32,035	21,635
Customer service	183,110	-
Contract labor	242,981	-
Depreciation and amortization	41,024	-
Dues, subscriptions and licenses	9,720	978
Employee benefits	32,145	-
Insurance	2,245	-
Meals and entertainment	978	-
Office expenses	17,878	1,125
Officer salaries	9,900	-
Other salaries	554,951	-
Payroll taxes	46,956	-
Professional fees	35,197	3,891
Rent	37,944	-
Repairs and maintenance	658	-
Telephone	3,398	-
Travel	2,416	-
Utilities	5,764	-
Total operating expenses	1,667,096	57,240
Net loss before benefit from income taxes	(1,669,213)	(57,240)
Benefit from income taxes	409,800	-
Net loss	$ (1,259,413)	$ (57,240)

See accompanying notes to the financial statements and independent accountants' review report.

MOTOLOGIQ, INC. D/B/A MOTOBYO
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2022, and 2021

	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Total Deficit
Balance - January 1, 2021	$ 120	$ -	$ 5,490,880	$ (242,139)	$ 5,248,861
Contributions	1	-	99,999	-	100,000
Net loss	-	-	-	(57,240)	(57,240)
Balance - December 31, 2021	121	-	5,590,879	(299,379)	5,291,621
Contributions	-	64	2,499,936	-	2,500,000
Net loss	-	-	-	(1,259,413)	(1,259,413)
Balance - December 31, 2022	$ 121	$ 64	$ 8,090,815	$ (1,558,792)	$ 6,532,208

See accompanying notes to the financial statements and independent accountants' review report.

MOTOLOGIQ, INC. D/B/A MOTOBYO
Statement of Cash Flows
For the Years Ended December 31,

	2022	2021
Cash flows from operating activities		
Net loss	$ (1,259,413)	$ (57,240)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	41,024	-
Amortization of operating lease right-of-use asset	32,512	-
Deferred income taxes	(409,800)	
Increase in assets		
Accounts receivable	(1,250)	-
Other receivable	(50,000)	-
Increase (decrease) in liabilities		
Accounts payable and accrued expenses	112,374	(4,404)
Lease liability - Operating lease	(32,512)	-
Total adjustments	(307,652)	(4,404)
Net cash used in operating activities	(1,567,065)	(61,644)
Cash flows from investing activities		
Purchase of property and equipment	(87,839)	-
Purchase of intangible assets	(292,539)	(130,488)
Net cash used in investing activities	(380,378)	(130,488)
Cash flows from financing activities		
Purchase of common stock	-	1
Purchase of preferred stock	64	-
Additional paid in capital	2,499,936	99,999
Net cash provided by financing activities	2,500,000	100,000
Net increase (decrease) in cash and cash equivalents	552,557	(92,132)
Cash and cash equivalents - beginning of year	30,330	122,462
Cash and cash equivalents - end of year	$ 582,887	$ 30,330

See accompanying notes to financial statements and independent accountants' review report.

MOTOLOGIQ, INC. D/B/A MOTOBYO
Notes to the Financial Statements

Note 1 -   Summary of significant accounting policies
           Nature of operations
           Motologiq, Inc. d/b/a Motobyo (the Company) was incorporated in Delaware on May 10, 2019, and is headquartered in Horsham, Pennsylvania. The Company is an ecommerce marketplace connecting private party used car sellers to buyers. Utilizing their patent pending valuation technology they provide sellers with a cash offer, redeemable immediately, and an upside private party value that can be realized through their Online or Auction Listing solutions. In essence, they eliminate the waste in today's wholesale automotive industry and match inventory supply directly to demand.

           The core tenant of the Motobyo value proposition is providing the used car seller the opportunity to make more money than is currently available through a wholesaler or a dealer, while enabling the buyer to save money on their purchase. They do that by eliminating middlemen, thus removing the inefficiencies within an antiquated industry, and passing that value back to our consumers.

           Through their partnerships with major brands such as Firestone, Midas, Meineke, Credible, The Zebra, Acertus, uShip and others, they provide used car buyers with access to typical "dealer-only" services such as financing, extended mechanical protection, insurance and more enabling the buyer with capabilities instrumental in completing a transaction, thus ensuring a successful outcome for the seller.

           Use of estimates
           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

           Cash and cash equivalents
           The Company considers all short-term investments with an original maturity at date of purchase of three months or less to be cash equivalents.

           Accounts receivable and allowance for doubtful accounts
           In the normal course of business and subject to credit evaluations, the Company extends credit to substantially all of its customers. Typically, the Company does not require collateral from its customers. Bad debts are provided for on the allowance method based on historical experience and Management's evaluation of outstanding accounts receivable. Accounts receivables are written-off when they have been deemed uncollectible.

Note 1 -   Summary of significant accounting policies (continued)
Property and equipment
Property and equipment are stated at cost, less accumulated depreciation.

Depreciation, using the straight-line method is provided over the estimated useful lives of the related assets of 5 - 7 years.

Intangible assets
Intangible assets consist of Software/Network costs and contributed intellectual property recorded as part of the common stock purchase by the founding stockholders. Software/Network costs are amortized using the straight-line method over their estimated useful lives. Contributed intellectual property, deemed to have an indefinite life, is not amortized, but is reviewed annually for impairment. There were no impairment losses for the years ended December 31, 2022 and 2021.

Advertising Costs
Advertising costs are expensed as incurred. Advertising costs were $404,405 and $29,500 for the years ended December 31, 2022 and 2021, respectively.

Income taxes
The Company was formed as a C Corporation for Federal and State income tax purposes. Generally, tax returns prior to 2018 are no longer subject to examination by tax authorities.

Deferred tax asset and liabilities are determined based on the difference between financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse.

Change in accounting standard
ASU 2016-02: The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases. This ASU recognizes as a liability, non-cancellable leases. The liability is offset by an amortizable asset called a right to use. As it pertains to the Company, this ASU was implemented by the Company in the year ending December 31, 2022.

Revenue recognition
The Company generates revenue through a combination of seller and buyer fees, partner referral fees and the sale of third-party stand-alone products. Revenue from the seller and buyers is earned and recognized at the time of sign-up for an Online Auction in the case of the former, and at the time of a successful purchase of a vehicle in the case of the latter. Revenue from partners is generally earned at the time of the third-party transaction with our account holders but are invoiced on a monthly basis to those partners. The sale of third-party products is similarly earned at the time of the third-party transaction with our account holders but are invoiced on a monthly basis to those partners.

Note 2 - Concentration risk
The Company maintains its cash in bank accounts, which at times may exceed ferally insured limits. There was $327,000 and $0 of uninsured cash at December 31, 2022 and 2021, respectively.

Note 3 - Other receivable
At December 31, 2022 there was an equity commitment by a stockholder that was funded after year-end in the amount of $50,000.

Note 4 - Property and equipment
Property and equipment consist of the following at December 31:

	2022	2021
Machinery and equipment	$ 37,786	$ -
Furniture and fixtures	50,053	-
Total	87,839	-
Less: accumulated depreciation	(6,028)	-
Property and equipment, net	$ 81,811	$ -

Depreciation expense for the years ended December 31, 2022 and 2021 was $6,028 and $0, respectively.

Note 5 - Intangible assets
Intangible assts consist of the following at December 31, 2022:

	Period of Amortization	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software/Network	5 - 15 years	$ 1,062,930	$ 34,996	$ 1,027,934
Contributed Intellectual Property	0 years	4,490,900	-	4,490,900
		$ 5,553,830	$ 34,996	$ 5,518,834

Intangible assts consist of the following at December 31, 2021:

	Period of Amortization	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software/Network	5 - 15 years	$ 770,391	$ -	$ 770,391
Contributed Intellectual Property	0 years	4,490,900	-	4,490,900
		$ 5,261,291	$ -	$ 5,261,291

For the years ended December 31, 2022 and 2021, amortization expense was $34,996 and $0, respectively.

Note 5 -   Intangible assets (continued)
As of December 31, 2022, the anticipated annual amortization for the next five years and thereafter is as follows:

2023	$	93,198
2024		93,198
2025		93,198
2026		93,198
2027		83,074
Thereafter		572,068

Note 6 -   Leasing activities
The Company leases its office space from a third party, the lease expires July 31, 2023.

The following summarizes the items in the balance sheets as of December 31:

	2022		2021	
Right-of-use asset, operating lease	$	33,028	$	-
Current portion of lease liability - operating lease	$	33,028	$	-

The following summarizes other information related to the leases at December 31, 2022:

Cash paid for amounts included in the measurement of lease liability:		
Operating cash flows from operating lease	$	33,201
Right-of-use asset obtained in exchange for lease liability		65,540
Weighted-average remaining lease term in years for operating lease		.58
Weighted-average discount rate for operating lease		2.10%

The maturities of lease liability for the remaining year ended December 31 is as follows:

2023	$	33,201
Less: present value discount		(174)
Total lease liability	$	33,028

Rent expense for the years ended December 31, 2022 and 2021 was $37,944 and $0, respectively.

Note 7 -   Stockholders' equity
Common stock
The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $.00001. As of December 31, 2022 and 2021, 12,091,000 shares of Common Stock were issued and outstanding. In addition to the 12,091,000 shares the Company has also reserved 4,630,596 shares of Common Stock for an option pool to attract and incentivize Company personnel.

Note 7 -   Stockholders' equity (continued)
Preferred stock
The Company is authorized to issue 6,431,383 shares of Preferred Stock which are Class A
Preferred Stock with a par value of $.00001. As of December 31, 2022 and 2021, 6,431,383
and 0 shares, respectively, were issued and outstanding.

Note 8 -   Income taxes
The benefit for income taxes for the years ended December 31, 2022 and 2021 is summarized
below:

	2022	2021
Deferred		
Federal	$ (277,700)	$ -
State	(132,100)	-
Total benefit from income taxes	$ (409,800)	$ -

Deferred income taxes are provided for the temporary differences between the financial
reporting basis and the tax basis of the Company's assets and liabilities.   Cumulative
temporary differences as of December 31, 2022, and 2021 are as follows:

	Deferred Tax Asset (Liability)	
	2022	2021
Non-current		
Property and equipment	$ (18,100)	$ -
Net operating loss - state	133,000	-
Net operating loss - federal	294,900	-
Net deferred income tax benefit	$ 409,800	$ -

At December 31, 2022, the Company had available federal net operating loss carryforwards of
approximately $1,400,000 which can be carried forward indefinitely, and Pennsylvania net
operating loss carryforwards of approximately $1,330,000, which begin to expire in 2042.

Note 9 -   Risks and uncertainties
The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As
such, it is uncertain as the full magnitude that the pandemic will have on the Company's
financial condition, liquidity, and future operations. Management is actively monitoring the
impact of the global situation on its financial position, liquidity, operations, industry and
workforce.

Note 10 -   Subsequent events
The Company's Management has determined that no material events or transactions occurred
subsequent to December 31, 2022 and through March 30, 2023, the date of the Company's
financial statements issuance, which require additional financial disclosure in the Company's
financial statements.